UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004
FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission File Number 0-19598
infoUSA Inc. 401(K) Plan
5711 South 86th Circle, Omaha, Nebraska 68127
(Full title and address of the plan)
infoUSA Inc.
5711 South 86th Circle, Omaha, Nebraska 68127
Registrant’s telephone number, including area code (402) 593-4500
Notices and communications from the Securities and Exchange
Commission relative to this report should be forwarded to:
Stormy L. Dean
Chief Financial Officer
infoUSA Inc.
5711 South 86th Circle, Omaha, Nebraska 68127

infoUSA INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

infoUSA INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Plan Trustees
infoUSA Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the infoUSA Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the infoUSA Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Omaha, Nebraska
June 28, 2007

infoUSA INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Noninterest-bearing cash	$—	530

Investments at fair value:
Money market fund	149,753	148,593
Mutual funds	69,659,950	55,035,310
Common collective trust	3,942,520	3,597,532
infoUSA Inc. common stock	9,192,710	7,447,658
Common stock	60,776	20,606
Participant loans	1,252,866	1,138,298

Total investments	84,258,575	67,387,997

Receivables:
Employer contributions	91,588	66,668
Employee contributions	260,021	190,865

Total receivables	351,609	257,533

Total assets	84,610,184	67,646,060

Liabilities:
Due to custodian for securities purchased	35,506	—
Accrued administrative expenses	38,843	35,435

Net assets available for benefits	$84,535,835	67,610,625

See accompanying notes to financial statements.

infoUSA INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,413,869
Net appreciation in fair value of investments	7,944,064

Total investment income	9,357,933

Other income	1,331

Contributions:
Participants	6,628,678
Employer stock contribution	2,393,937
Participant rollovers	1,302,332

Total contributions	10,324,947

Plan merger (Note 7)	5,951,707

Total additions	25,635,918

Deductions from net assets attributed to:
Benefits paid to participants	8,350,199
Administrative fees	360,509

Total deductions	8,710,708

Net increase	16,925,210

Net assets available for benefits:
Beginning of year	67,610,625

End of year	$84,535,835

See accompanying notes to financial statements.

Notes to Financial Statements – December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the infoUSA Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering employees of infoUSA Inc. (the Company) who have been employed by the Company for any consecutive six-month period and have attained age 21. Effective June 1, 2006, the eligibility requirement was amended to a consecutive 30-day period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan, not to exceed limits set by the secretary of the treasury. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions of 50% of the first 6% of participant contributions, which may be in the form of Company common stock or cash.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings based on balances in their account. All contributions, except Company matching contributions made in Company common stock, are directed by the participants into the various investment options offered. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For Company matching contributions made in Company common stock, participants may elect to transfer the value of the common stock to other investment options at any time.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. These loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.0% to 9.25% at December 31, 2006. Principal and interest is paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are considered a distribution of the Plan.

(f)	Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the vested balance of the participant’s account, subject to mandatory federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

(g)	Forfeitures

Nonvested portions of terminated participants’ accounts are forfeited. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $69,079 and $262,396, respectively. Forfeitures are applied against future Company contributions, including payment of administrative expenses. During 2006, administrative expenses of $344,040 were paid from forfeited nonvested accounts.
(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements:
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on quoted market prices, if available. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The investment in the common collective trust is valued at net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year. Participants’ loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statement of changes in net assets available for benefits

(c)	Adoption of New Accounting Standard

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the ABN AMRO Income Plus Fund Class A (the Fund), which is provided as a core investment option to the participants in the Plan.

The Fund is a collective investment fund (or common collective trust) that invests primarily in guaranteed investment contracts, money market instruments, and separate account structures. ABN AMRO attempts to maintain the stability of the value of each unit in the Fund at approximately one dollar per unit. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are to be included at fair value in the investments of the Plan and adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP are to be retroactively adopted for comparative purposes. As contract value approximates fair value for the units held by plan in the Fund, there was no adjustment to net assets available for Plan benefits at December 31, 2006 and 2005 as a result of adopting the FSP.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Administrative Expenses

The Plan is responsible for all administrative expenses; however, the Company may elect to pay administrative expenses directly or through forfeited nonvested accounts.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
(3)	Investments

The following table represents the fair value of individual investments that exceed 5% of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
infoUSA Inc. common stock	$9,192,710	7,447,658
Alliance Bernstein Growth & Income Fund	12,336,047	10,171,388
Dreyfus Emerging Markets Fund	5,914,390	*
Gabelli Growth Fund	*	12,207,849
Gamco Growth Fund	13,715,225	*
PIMCO Total Return Fund	5,777,149	5,095,225
RS Smaller Co. Growth Fund	5,893,807	5,409,469
William Blair International Growth Fund	7,457,029	4,537,756
ABN AMRO Income Plus Fund	*	3,597,532
Vanguard 500 Index Fund	11,015,637	9,143,908

*	Fair value of the investment did not exceed 5% of the Plan’s net assets at December 31 of the applicable year.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,944,064 as follows:

Mutual funds	$7,020,232
infoUSA Inc. common stock	920,953
Common stock	2,879

$7,944,064

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 25, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)	Plan Merger

Effective January 2, 2006, the Company merged the net assets of Millard Group Retirement Savings Plan of $5,951,707 into the Plan.

(8)	Related Party Transactions

First National Bank of Omaha is the custodian and record-keeper as defined by the Plan. Fees paid by the Plan for custodial and record-keeping services amount to $194,518 and $152,912 for the years ended December 31, 2006 and 2005, respectively.

(9)	Subsequent Events

On May 4, 2007, the Company merged the net assets of the ClickAction, Inc. Savings Plan of $58,643 into the Plan.

Schedule
infoUSA INC. 401(k) PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2006

		(c)
		Description of investment,
	(b)	including maturity date, number			(e)
	Identity of issue, borrower,	of shares or units, rate of interest,	(d)		Current
(a)	lessor, or similar party	collateral, and par or maturity value	Cost		value
	William Blair International Growth Fund	Mutual fund	$ *	*	7,457,029
	Alliance Bernstein Growth & Income Fund	Mutual fund	*	*	12,336,047
	Cohen & Steers Realty Shares Fund	Mutual fund	*	*	25,142
	Dreyfus Emerging Markets Fund	Mutual fund	*	*	5,914,390
	Gamco Growth Fund	Mutual fund	*	*	13,715,225
	ING GNMA Income Fund	Mutual fund	*	*	192,081
	Loomis Sayles Bond Fund	Mutual fund	*	*	1,979,212
	Matthews Pacific Tiger Fund	Mutual fund	*	*	5,554
	T. Rowe Price Funds High Yield Fund	Mutual fund	*	*	1,052,494
	PIMCO Total Return Fund	Mutual fund	*	*	5,777,149
	RS Smaller Co Growth Fund	Mutual fund	*	*	5,893,807
	Royce Total Return Fund	Mutual fund	*	*	3,504,750
	Vanguard Emerging Markets Stk Index Fund	Mutual fund	*	*	5,636
	Vanguard 500 Index Fund	Mutual fund	*	*	11,015,637
	Fidelity Real Estate Investment Fund	Mutual fund	*	*	25,222
	T. Rowe Price New Era Fund	Mutual fund	*	*	13,736
	Janus Growth & Income Fund	Mutual fund	*	*	13,150
	American Century International Bond Fund	Mutual fund	*	*	698,672
	Stratton Monthly Dividend REIT	Mutual fund	*	*	24,608
	Vanguard Energy Fund	Mutual fund	*	*	10,409
	Goldman Sachs	Money market fund	*	*	149,753
	ABN AMRO Income Plus Fund	Common collective trust	*	*	3,942,520
	Allete Inc.	Common stock, 325 shares	*	*	15,126
	Frontline LTD	Common stock, 400 shares	*	*	12,740
	Starbucks Corp	Common stock, 500 shares	*	*	17,710
	Tyco International LTD	Common stock, 500 shares	*	*	15,200
*	infoUSA Inc.	Common stock, 771,848 shares	*	*	9,192,710
*	Participant Loans	Maturity dates range from 2007 to 2034 with rates from 6% to 9.25%	*	*	1,252,866

					$84,258,575

*	Represents party-in-interest.

**	Historical cost information is omitted as it is no longer required for participant-directed accounts.
See accompanying independent auditors’ report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

infoUSA INC.

Date: June 28, 2007	/s/ Stormy L. Dean

Stormy L. Dean, Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm filed herewith.